

March 11, 2021

S. Craig Cognetti
Chief Executive Officer
Avalon Acquisition Inc.
2 Embarcadero Center, 8th Floor
San Francisco, CA 94111

> **Re:** **Avalon Acquisition Inc.**
> **Registration Statement on Form S-1**
> **Filed February 26, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 5, 2021**
> **File No. 333-253654**

Dear Mr. Cognetti:

We have reviewed your registration statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 26, 2021

Index to Financial Statements, page F-1

1. Revise to provide updated financial statements as of and for the period ended December 31, 2020 to comply with Rule 8-08 of Regulation S-X and to provide corresponding updated disclosures throughout your filing.

Amendment No. 1 to Registration Statement filed March 5, 2021

Risk Factors

The provisions of our certificate of incorporation that relate to our pre-business combination activity, page 45

2.   Your amended and restated certificate of incorporation states that you will require a resolution passed by a majority of holders of at least ninety percent (90%) of the outstanding shares of Class B common stock entitled to vote thereon to amend the provision that prior to the closing of your initial business combination, the holders of Class B common stock shall have the exclusive right to elect and remove any director. Please revise this risk factor or another appropriate section to clarify your disclosure.

Exhibits

3.   We note your disclosure on page 51 of the registration statement you filed on February 26, 2021 indicates that your certificate of incorporation will select the Court of Chancery in the State of Delaware as the exclusive forum for certain claims, including derivative actions. However, the amended and restated certificate of incorporation you filed as Exhibit 3.2 does not include an exclusive forum provision. In addition, we note your disclosure on page 45 of the same registration statement indicates the courts of the State of New York or the United States District Court for the Southern District of New York shall be the exclusive forum for any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement. However, the exclusive forum provision in Section 9.3 of your form of warrant agreement filed as Exhibit 4.4 selects the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York as such exclusive forum. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation and form of warrant agreement to address these discrepancies.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, Legal Branch Chief, at 202-551-3642 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: William N. Haddad, Esq.